EMPLOYMENT AGREEMENT

THIS AGREEMENT dated as of June 7, 2017

BETWEEN:

CLOVER NEVADA II LLC, a limited liability company organized in the State of Nevada, having an office at 475 Railroad St., Elko, Nevada United States, 89801

("Clover Nevada")

OF THE FIRST PART

AND:

VANCE SPALDING, an individual residing at

(the "Executive")

OF THE SECOND PART

WITNESSES THAT WHEREAS:

A. Contact Gold Corp. ("Contact Gold") is expected to be a publicly traded corporation, continued into the State of Nevada; and

B. Contact Gold is the sole member of Clover Nevada; and

C. Contact Gold, Clover Nevada and their Affiliates (as defined below, and all together, the "Company"), carry on the business of mineral exploration and mineral property development ("Affiliates", as defined in the British Columbia Business Corporations Act, and in the Nevada Revised Statutes); and

D. Clover Nevada wishes to employ the Executive and the Executive wishes to be employed on the terms set out herein; and

E. It is anticipated that the Executive may partially discharge the services and obligations outlined herein to Contact Gold pursuant to a Management Service Agreement amongst Contact Gold and Clover Nevada; and

F. The Company believes it is in the best interests of the Company to make adequate provision for the Executive in the event of Change of Control (as defined below) leading to risk of possible termination of employment to secure the Executive's services and continuing service during any period of pending Change of Control.

NOW THEREFORE in consideration of the premises and mutual covenants herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1. Employment

1.1 Effective Date and Term.  Executive's employment with Clover Nevada shall commence on the date set out in Schedule "A" (the "Effective Date") and Schedule "A" is incorporated into and forms part of this Agreement. Executive's employment shall continue to be for an indefinite term, provided the employment of the Executive may be terminated by either party as expressly provided herein.

1.2 Position.  Clover Nevada hereby agrees to employ the Executive, and the Executive agrees to serve the Company, in accordance with the terms of this Agreement in the positions shown in Schedule "A" hereto with the Company (the "Position").  The Executive shall perform the principal duties set out in Schedule "A", together with such other duties as the Company may assign from time to time.

1.3 Reporting.  The Executive shall report to and be directly responsible to the person or entity(s) set out in Schedule "A" or such other person or entity as the Company may designate from time to time in writing.

1.4 Attention and Effort and Other Activities.  The Executive hereby agrees to devote full business time and attention to the performance of the duties of the Position.  During Executive's employment with Clover Nevada, Executive shall not engage in other employment or consulting or business activity without the advance written permission of the Board of Directors of Contact Gold (the "Board").  For greater certainty, the Executive shall not serve as an officer or director of any other entity without the prior written consent of the Board.  During employment with Clover Nevada, Executive agrees not to hold a beneficial interest in, directly or indirectly, any mining or mineral exploration business without the prior written consent of the Board, not to be unreasonably withheld.  Such restriction shall not apply to:

(a) shareholdings in Contact Gold;

(b) holding less than 5% of the common stock of any other publicly-listed company;

(c) shareholdings in and offices or directorships in companies beneficially owned exclusively by the Executive or any member of the Executive's immediate family where such company(ies) do not hold investments or conduct businesses which, if undertaken directly by Executive, would breach this Section; or

(d) those investments, directorships and offices set out in Schedule "A" (collectively "Disclosed Investments and Offices") (if any).

1.5 Other Company Offices.  The Executive consents to serve as a director and/or officer of any or all of the legal entities that comprise the Company, including Contact Gold, if called on to do so, and such consents shall remain valid as long as this Agreement remains in force.

The Company shall use reasonable efforts to ensure the Executive is nominated and/or elected a director of particular entities that comprise the Company, but the Executive understands that the Company does not control the election of directors of Contact Gold.

All such directorships or offices shall be without additional compensation unless otherwise agreed in writing.  Upon request of the Company in writing, the Executive shall resign from such Affiliate directorships and offices at any time and, if applicable, from any directorship of the Company on termination of employment.  Contact Gold and Clover Nevada are each authorized as Executive's attorney-in-fact for the purposes of any such requested resignation should Executive fail to deliver a written resignation when requested to do so.

1.6 Location of Performance of Work.  The Executive shall work primarily from offices maintained by the Company from time to time, including at the location shown in Schedule "A".  The Executive will also be expected to travel to, and perform the duties at, such other locations as may be determined by Company from time to time, including visits to the Company's actual or proposed properties in the United States of America ("U.S."), at Contact Gold's offices in Vancouver, Canada, and elsewhere and such locations at which Company investors and investment industry advisors carry on business.  The Executive warrants and represents and covenants that Executive holds and will maintain during employment a valid United States passport. Executive warrants and represents that, to Executive's knowledge, Executive is not disqualified from travelling to the Canada, or the European Union as a business visitor.  Clover Nevada will assist the Executive to obtain any visas or work permits Executive may require to carry out Executive's duties outside of the United States.

The Executive will seek to limit the amount of time he spends in Canada in any given year to less than 5% of his total working time, and with the help of the Company will maintain records relating to his time in the Canada in any given year.

2. COMPENSATION

2.1 Annual Salary.  Clover Nevada agrees to pay the Executive the salary in the amount specified on Schedule "A" ("Annual Salary"), payable by semi-monthly instalments.  The Board shall meet with the Executive annually to evaluate the Executive's job performance and review the Base Salary. The Company will review the Annual Salary annually during the term of this Agreement.

2.2 Benefits.  The Executive shall be entitled to participate in all employee benefit programs offered to senior managers of the Company from time to time (the "Benefits"), including, without limiting the generality of the foregoing, those summarized in Schedule "A".  All insured benefits are subject to the terms and conditions of the applicable policies.  The Executive agrees that the Company may cancel, substitute or modify the Benefits or their terms and conditions and the cost-sharing with Executive without advance notice.

2.3 Bonus.  The Company shall provide bonus opportunities or pay discretionary bonuses on such terms as the Board may determine in its sole discretion from time to time ("Bonus"). The anticipated parameters of the initial Bonus are set out in Schedule "A".  Bonus earned for the current fiscal year will be pro-rated for the portion of the year worked by the Executive.  The Company shall be entitled to amend or replace any such Bonus or the goals, milestones, targets and other terms of such Bonus from year to year in its sole discretion.  In the event the Executive gives or receives notice of termination of employment, all entitlement to receive any further Bonuses shall cease effective on the date such notice is delivered, except for any Bonus amounts payable in accordance with article 4. All Bonuses shall be paid in the fiscal year following the fiscal year to which they relate.

2.4 Stock Option Grants.  On June 13, 2017, or as soon as the Company is able to thereafter, in compliance with applicable law, Executive shall receive an initial stock option grant for common shares of Contact Gold, of in the amount and terms outlined in Schedule "A".  The Executive will be eligible for such further option grants in such amounts and on such terms as the Board determines from time to time in its sole discretion.  All grants are subject to the terms of the Contact Gold Omnibus Stock and Incentive (Option) Plan ("SOP"), as amended from time to time and any applicable Stock Option Agreement, except to the extent otherwise provided in this Agreement.  Executive acknowledges receipt of a copy of the SOP. For greater certainty, Executive understands being bound by the SOP provisions under which vesting ends and right to exercise vested options becomes time limited on giving or receiving notice of termination of employment, subject to any contrary provisions of this Agreement.

2.5 Restricted Stock Award. The Executive shall be entitled to that number of restricted shares of Contact Gold, vesting with such terms as outlined in Schedule "A".

2.6 Vacation.  The Executive shall be entitled to take vacation during each calendar year at such time or times as shall be agreed between the Executive and Clover Nevada, for the number of weeks specified in Schedule "A", pro-rated for part years.

In addition to that which is specified in Schedule "A", the Executive shall be entitled to five (5) additional days of vacation to be taken prior to December 31, 2017 (the "Incentive Vacation").

The Executive shall make efforts to take all vacation in the year it is earned.  With the exception of the Incentive Vacation, which will expire if unused on June 30, 2018, vacation can be carried forward for up to one year, but if not used in the following year, it must be paid out.

2.7 Additional Perquisites.  Clover Nevada shall provide such additional perquisites as may be set out in Schedule "A" (the "Additional Perquisites").

2.8 Expenses.  The Executive shall be reimbursed by the Company for all out-of-pocket expenses actually, necessarily and properly incurred by the Executive in the discharge of duties for the Company.  The Executive agrees that such reimbursements shall be due only after the Executive has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may be required and requested by the Company.  The Company shall pay all reasonable costs incurred by the Executive to maintain membership in good standing of any professional association or body which is necessary to perform the Executive's duties for the Company.

2.9 Statutory Deductions and Taxes.  Clover Nevada will be entitled to withhold from any compensation, benefits or amounts payable under this Agreement all applicable federal or state taxes and other statutory deductions as may be required from time to time pursuant to any law or governmental regulation or ruling.

3. Additional Obligations OF the Executive

3.1 Restrictions on Competition.  During the term of employment and for a period of 12 months following the cessation of the Executive's employment for any reason, the Executive will not, without the written consent of Contact Gold, directly or indirectly:

(a) own or have any interest in; or

(b) act as an officer, director, agent, consultant, partner, investor or employee of, any person, firm, partnership, corporation or other entity which:

(i) is engaged in mining or mineral exploration on; or

(ii) or has an interest in,

any mineral property located within 10 kilometres of the perimeter of any mineral property in which the Company holds an interest or in which, at the material time, the Company is actively considering acquiring an interest, in either case determined prior to the cessation of the Executive's employment.  These restrictions shall not apply to:

(a) holding less than 5% of the common stock of any publicly-listed company;

(b) shareholdings in and offices or directorships in companies beneficially owned exclusively by the Executive or any member of the Executive's immediate family where such company(ies) do not hold investments or conduct businesses which, if undertaken directly by Executive, would breach this Section; or

(c) any Disclosed Investments and Offices.

3.2 Confidentiality.  The Executive will not, at any time, or in any manner, during the term of this Agreement and thereafter divulge any of the confidential information or secrets of the Company, including, without limitation, information about mineral properties being explored and developed by the Company or considered for acquisition by the Company, maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, and all technical, accounting and financial information of the Company (collectively, the "Confidential Information") to any person or persons, without the previous consent in writing of the Board, except as reasonably necessary to perform the Executive's duties under this Agreement or as may be required by a court, applicable laws and regulations or the policies of any stock exchange on which the Company's shares are then listed.  During the term of this Agreement and thereafter, the Executive shall not use or attempt to use any Confidential Information which the Executive may acquire in the course of performing the Executive's duties under this Agreement for the Executive's own benefit or that of any other person, directly or indirectly.  The parties agree that the obligations under this section do not apply to information that, other than by reason of a breach of this section, (a) is or becomes part of the public domain, including through the issuance by the Company of press releases or other public disclosure by the Company, (b) is or was known by the Executive other than in the capacity as an employee, director or officer of the Company or its Affiliates (the onus of proving which lies with the Executive) or (c) was rightfully received by the Executive other than in the capacity as an employee, director or officer of the Company or its Affiliates from a third party without any obligation of confidentiality.

3.3 Business Opportunities, Inventions etc.  During the term of employment, the Executive agrees to: (a) communicate as soon as reasonably possible to the Company all business opportunities in the resource sector of which Executive has knowledge by reason of Executive's role as director or employee of the Company or otherwise in the course of the Company's business (including its Affiliates), and (b) deliver to and assign ownership to the Company of all business opportunities, inventions, copyrightable works and improvements in the nature of the business of the Company which, in the course of the performance of duties hereunder, the Executive may conceive, make or discover, become aware directly or indirectly or have presented to the Executive, in each case relating to the Company's business and operations, and such business opportunities, inventions, and improvements shall become the exclusive property of the Company without any obligation on the part of the Company to make any payment for the same.

These restrictions shall not apply to business opportunities in the resource sector of which the Executive has knowledge, or gains knowledge, by reason of Executive's role with any Disclosed Offices.

3.4 Share Ownership.  The Executive shall advise the Board in writing prior to disposing of any securities of Contact Gold.

4. TERMINATION

4.1 Resignation by the Executive.  The Executive may resign employment by giving Clover Nevada the amount of written notice (the end date of which is the "Resignation Effective Date") set out in Schedule "A", in which event the Executive shall not be entitled to any severance payment but shall be entitled to receive all Annual Salary earned to the date of cessation of employment, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and any Bonus for which Executive has satisfied all conditions of entitlement on or before the last day of the Executive's employment, including, in the case of an annual bonus, having worked through the end of the year prior to giving resignation notice (collectively, "Final Wages").

Clover Nevada may, at its option, terminate Executive's employment prior to the end of such resignation notice period, in which case, Clover Nevada shall only be liable to pay the Executive Annual Salary on regular paydays through to the end of the resignation period, to continue Benefits other than disability and other coverages which cannot be extended to former employees over such period, and to pay any Bonus for which all conditions of entitlement have or occurred on or before the last day of active employment set by the Company, including, in the case of an annual bonus, having worked through the end of the year prior to giving resignation notice. For greater certainty, the Resignation Effective Date shall be the date on which the Executive's ceases employment with Clover Nevada.

Notwithstanding any other plan or agreement, on such resignation:

a)      vesting of any options, restricted share units or restricted shares (together, and individually "Equity Remuneration") held by the Executive will continue to the date which is three (3) months from the end of the Resignation Effective Date in accordance with the terms of the grants, at which time all further vesting shall cease and any unvested Equity Remuneration shall be cancelled; and

b)      Equity Remuneration vested as of the Resignation Effective Date, and those vesting pursuant to section 4.1(a), shall remain open for exercise until the earlier of (i) the date that is three (3) months following the Resignation Effective Date, and (ii) the expiry date of the Equity Remuneration, subject to the terms of the SOP, Restricted Share Unit Plan or other relevant compensatory plan, at which time all Equity Remuneration shall be cancelled.

4.2 Termination Without Cause and Resignation for Good Cause.  Clover Nevada may terminate the employment of the Executive without just cause at any time by notice in writing stating the last day of employment (the "Termination Date"), and the Executive may terminate this Agreement and Executive's employment on two (2) weeks' notice (the end of such notice also being the "Termination Date") for Good Cause (as defined below), in which case Clover Nevada shall be obligated to provide the Executive with the compensation set out below (the "Severance").  The lump sum portions of the Severance shall be payable within seven (7) business days following the earlier of (a) the Termination Date, or (b) the date at which Annual Bonus amounts are paid to active employees.  The Severance shall consist of the following:

(a) the Final Wages, except that in respect of Bonus, Clover Nevada shall only pay such Bonus for which Executive has satisfied all conditions of entitlement by the Termination Date including, in the case of an annual bonus, having worked through the end of the year prior to receiving or giving notice of termination under this Section (the "Termination Final Wages");

(b) an additional lump sum amount equivalent to the percentage of the Executive's then Annual Salary set out in Schedule "A" (the "Severance Period");

(c) Clover Nevada shall continue at its cost the Benefits then in effect for the Executive, other than disability insurance and other coverages which cannot be extended to former employees, until the earlier of the end of the Severance Period or the Executive obtaining alternate coverage (of which prompt written notice must be given to Clover Nevada), subject to agreement of the insurer which Clover Nevada will take reasonable steps to procure; and

(d) Notwithstanding any other plan or agreement:

  vesting of any Equity Remuneration held by the Executive will continue to the date which is six (6) months after the Termination Date ("Final Vesting Date"), at which time all further vesting shall cease and any unvested Equity Remuneration shall be cancelled; and
  Equity Remuneration vested as of the Termination Date and those vesting in the period between the Termination Date and the Final Vesting Date shall remain open for exercise until the earlier of their expiry or the Final Vesting Date.

4.3 Termination for Cause.  Clover Nevada may at any time terminate the engagement of the Executive and this Agreement for just cause.  In such event, the Executive shall not be entitled to any compensation or notice, but shall be entitled to receive Final Wages. Effective on the date of such termination for just cause, all unexercised Equity Remuneration shall be forfeited.

4.4 Termination After a Change of Control.  In lieu of the Severance and rights under section 4.2, in the event:

(a) the Executive elects to resign under this section 4.4 for "Good Cause" (as defined below) with two (2) weeks' advance written notice; or

(b) Clover Nevada terminates the Executive's employment without just cause,

within 12 months after a Change of Control, then, on the seventh (7th) business day following the earlier of the last day of the specified notice of resignation or the date on which Clover Nevada terminates actual employment duties (the "COC Termination Date"), Clover Nevada shall provide the Executive with compensation set out below (the "COC Severance").

The lump sum portions of the COC Severance shall be payable within seven (7) business days following the COC Termination Date.  The COC Severance shall consist of the following:

(a) the Termination Final Wages;

(b) an additional lump sum amount equivalent to the number of months of the Executive's then Annual Salary set out in Schedule "A" (the "COC Severance Period");

(c) an additional lump sum equal to two times the "Average Bonus Amount", defined as the average amount of cash Bonus awarded to the Executive during the 24 months preceding the Termination Date divided by two, provided that, if the Executive shall have been employed less than 24 months at the Termination Date, the Average Bonus Amount shall be equal to the aggregate cash Bonus awarded to the Executive in the period of employment preceding the Termination Date;

(d) Clover Nevada shall continue at its cost the Benefits then in effect for the Executive, other than disability insurance and other coverages which cannot be extended to former employees, until the earlier of the end of the COC Severance Period or the Executive obtaining alternate coverage (of which prompt written notice must be given to Clover Nevada), subject to agreement of the insurer which Clover Nevada will take reasonable steps to procure; and

(e) Notwithstanding any other plan or agreement all Equity Remuneration held by the Executive shall vest immediately as of the Termination Date and shall remain open for exercise until the earlier of their expiry or 18 months from the Termination Date.

4.5 Change of Control Defined:  For all purposes of this Agreement, "Change of Control" means:

(a) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Takeover Bids and Issuer Bids (or any successor instrument thereto), of common shares of Contact Gold which, when added to all other common shares of Contact Gold at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of Contact Gold; or

(b) the removal, by extraordinary resolution of the shareholders of Contact Gold, of more than 51% of the then incumbent directors of Contact Gold, or the election of a majority of directors to the Board who were not nominees of the incumbent board of Contact Gold at the time immediately preceding such election; or

(c) the consummation of a sale of all or substantially all of the assets of Contact Gold, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d) a merger, consolidation, plan of arrangement or reorganization of Contact Gold that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of Contact Gold's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

(e) any decrease in the Executive's Annual Salary, vacation, or other form of remuneration; or

(f) any action or event that would constitute a constructive dismissal of the Executive at common law.

4.6 Good Cause Defined:  As used herein, "Good Cause" means the occurrence of one of the following events without the Executive's written consent:

(a) upon the material breach of any material term of this Agreement by the Company;

(b) any reduction by the Company in the Executive's then-current Annual Salary;

(c) any material reduction in Executive's duties, position (as set out in Schedule A) or reporting; or

(d) relocation of the Executive's Company office location more than 50 kilometres,

if such occurrence has not been remedied to the reasonable satisfaction of the Executive within 14 days after written notice of such occurrence has been delivered by the Executive to Clover Nevada.

4.7 Incapacity.  Notwithstanding any other plan or written agreement, in the event the Executive is unable to perform substantially all of Executive's employment duties for a period of nine months or more or for periods collectively exceeding nine months in any 12-month period, Clover Nevada may, at its option, terminate this Agreement without cause and without advance notice or compensation.  The Executive shall remain eligible for any disability benefits for which Executive may qualify.  The Executive acknowledges that the foregoing represents reasonable accommodation by the Company of any disability causing such incapacity in view of Executive's critical role with the Company.

4.8 Contents of Notice of Termination.  Any termination by Clover Nevada of the engagement of the Executive shall be communicated by written notice of termination which cites the specific termination provision of this Agreement under which such notice is given and which, in the case of a notice of termination for cause under section 4.3, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination of the engagement of the Executive.  No purported termination by Clover Nevada of the engagement of the Executive shall be effective without a written notice of termination which complies with this section.

4.9 No Mitigation.  The Executive shall not be required to mitigate the amount of any payments provided for under any paragraph of this article 4 by seeking other engagement or otherwise, nor shall the amount of any payment provided for in this section be reduced by any compensation earned by the Executive as the result of employment by another employer after the date of termination, or otherwise.

4.10 Return of Property.  On the cessation of employment for any reason, the Executive agrees to return to the Company all property and information of the Company, including Confidential Information, which is in the Executive's possession or control.  Notwithstanding the foregoing, if such materials are in electronic form on non-removable media, the Executive will transmit a copy thereof to the Company and thereafter delete all Confidential Information from all personal electronic devices or media using commercially reasonable means.

4.11 Right to Deduct.  Clover Nevada shall have the right to offset any money properly due by the Executive to the Company against any amounts payable by the Company to the Executive under this Agreement to the extent permissible by law.

5. SUCCESSORS OR ASSIGNS

5.1 Successors.  This Agreement shall enure to the benefit of, and be binding upon and shall be enforceable by, the Company and the successors and permitted assigns of the Company.  The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume liability, jointly and severally with the Company, for the performance by Clover Nevada of its obligations under this Agreement and, unless such obligation arise by operation of law, the Company shall cause any successor to execute and deliver all such documents necessary to give effect to the foregoing.  Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and in addition to all other remedies available to the Executive, the Executive shall be entitled to deliver a notice of resignation under section 4.4 at any time within the twelve month period following such succession and to receive the payments and to exercise the rights in such section accordingly.

5.2 Assignment.  Clover Nevada may not assign this Agreement without the Executive's prior written consent.  Notwithstanding the foregoing, Clover Nevada shall be entitled to assign this Agreement without the Executive's consent to any Affiliate of Clover Nevada on written notice to the Executive, provided there is no material change to the Executive's terms of employment.  The Affiliate shall assume liability, jointly and severally with Clover Nevada, for the performance by Clover Nevada of its obligations under this Agreement.  Clover Nevada shall remain jointly and severally liable to the Executive with such Affiliate.

5.3 Benefit Binding.  This Agreement shall enure to the benefit of, shall be binding upon, and shall be enforceable by the Executive's legal representatives, successors and assigns.  If the Executive dies while any amounts are still payable to the Executive under this Agreement all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such successors, assigns and legal representatives.

6. MISCELLANEOUS

6.1 Indemnity. To the extent that it is lawfully able to do so, the Company agrees to indemnify and hold harmless the Executive from and against any losses, costs, claims and liabilities which the Executive may suffer or incur by reason of any matter or thing which the Executive may properly do or have done or cause to be done as an employee, officer or director of the Company, including in respect of all costs, charges and expenses (including any amounts paid to settle any actions or satisfy any judgment) reasonably incurred by the Executive in respect of any civil, criminal or administrative action or proceeding to which Executive is made a party by reason of being or having been an employee, director or officer of the Company if:

(a) the Executive acted honestly and in good faith with a view to the best interests of the Company; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Executive had reasonable grounds for believing that Executive's conduct was lawful.

6.2 Time.  Time shall be of the essence of this Agreement.

6.3 Applicable Laws and Forum.  This Agreement and the engagement of the Executive shall be governed, interpreted, construed and enforced according to the laws of the State of Nevada, without reference to their conflict of laws principles.  The parties agree that any proceeding arising out of this Agreement or the Executive's employment with Clover Nevada shall be brought exclusively in the courts of the State of Nevada.  Notwithstanding the foregoing, the Company may enforce any post-employment obligation of the Executive under this Agreement in any court of competent jurisdiction.

6.4 Entire Agreement.  This Agreement represents the entire Agreement between the Executive and Clover Nevada concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with Clover Nevada or any officer or agent thereof.  This Agreement may only be amended or modified in writing signed by the parties or by the party liable for any increased liability.

6.5 Notices.  Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage prepaid and addressed to the party for whom it is intended at the party's address above or to such other address as the party may specify in writing to the other and shall be deemed to have been received if delivered, on the date of delivery, and if mailed as aforesaid, then, if sent and to be delivered within Canada, on the third business day following the date of mailing thereof or, if sent from or to a location outside Canada, on the fifth business day, provided that if there shall be at the time of mailing or within the applicable period for deemed delivery thereof a strike, slowdown or other labour dispute which might affect delivery of notice by the mails, then the notice shall only be effective if actually delivered.

6.6 Waiver.  The waiver by the Executive or by Clover Nevada of a breach of any provision of this Agreement by the Company or by the Executive shall not operate or be construed as a waiver of any subsequent breach by the Company or by the Executive.

6.7 Rights and Remedies.  The rights and remedies of the parties under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law and in equity.  Any single or partial exercise by any party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such party may be lawfully entitled for the same default or breach.

6.8 Enforcement of Certain Clauses.  In the event any provision of this Agreement is determined to be void or unenforceable for any reason, such portion shall be severed and such invalidity shall not affect the balance of the terms of this Agreement.  The Executive's obligations under this Agreement following cessation of employment shall remain in effect notwithstanding any alleged or actual breach by the Company of any obligations to the Executive.

6.9 Further Assurances.  Each of the parties hereto shall from time to time at the request of any of the other parties hereto and without further consideration, execute and deliver all such other additional assignments, transfers, instruments, notices, releases and other documents and shall do all such other acts and things as may be necessary or desirable to assure more fully the consummation of the transactions contemplated hereby.

6.10 Interpretation.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of the United States.  Headings are included in this Agreement for convenience of reference only and do not form part of this Agreement.  Except as the context requires, the word "including" is not meant to be limiting (whether or not used with phrases such as "without limitation" or "but not limited to") and the word "or" is not meant to imply an exclusive relationship between the matters being connected.

6.11 US Tax Provisions.  The following provisions shall apply with respect to amounts herein that are subject to taxation in the United States.

(a) This Agreement is intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") and shall be construed accordingly. It is the intention of the parties that payments or benefits payable under this Agreement not be subject to the additional tax or interest imposed pursuant to Section 409A.  To the extent such potential payments or benefits are or could become subject to Section 409A, the parties shall cooperate to amend this Agreement with the goal of giving Executive the economic benefits described herein in a manner that does not result in such tax or interest being imposed.  However, in no event shall the Company be liable to Executive for any taxes, interest, or penalties due as a result of the application of Section 409A to any payments or benefits provided hereunder.

(b) Each payment provided for in this Agreement shall, to the extent permissible under Section 409A, be deemed a separate payment for purposes of Section 409A, and any payment to be made in installments shall be treated as a series of separate payments.

(c) Payments or benefits pursuant to this Agreement shall be treated as exempt from Section 409A to the maximum extent possible under Treasury Regulation Section 1.409A-1(b)(4) and 1.409A-1(b)(9)(v), and/or under any other exemption that may be applicable, and this Agreement shall be construed accordingly.  For purposes of this Agreement, phrases such as "Termination Date" and "COC Termination Date" shall, when referring to the timing of payments, refer to Executive's "separation from service," as defined for purposes of Section 409A.

(d) All taxable expenses or other reimbursements or in-kind benefits under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive.  Any such taxable reimbursement or any taxable in-kind benefits provided in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

(e) Employee shall have no right to designate the date of any payment hereunder.

(f) Anything to the contrary herein notwithstanding, if you are determined to be a "specified employee" under Section 409A as of your separation from service, then, to the extent required by Section 409A, payments due under this Agreement that are determined to be deferred compensation shall be subject to a six-month delay following your separation from service; and all delayed payments shall be accumulated and paid in a single lump sum payment as of the first day of the seventh month following your separation from service date (or if earlier, your date of death).  Any portion of the benefits hereunder that were not otherwise due to be paid during the six-month period following your termination shall be paid in accordance with their original payment schedule

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6.12 Counterparts.  This Agreement may be executed in two or more counterparts, including by way of facsimile or other electronic transmission, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

The Corporate Seal of CLOVER NEVADA II LLC was hereunto affixed in the presence of: "signed" Authorized Signatory "signed" Authorized Signatory	) ) ) ) ) c/s ) ) ) )

SIGNED, SEALED AND DELIVERED by Vance Spalding in the presence of: "signed" Witness Signature Name (print) Address Occupation	) ) ) ) ) Per: "signed" ) VANCE SPALDING ) ) ) ) ) ) ) )

Schedule "A"

To Executive Employment Agreement of VANCE SPALDING

(as amended)

Section & Provision
1.1 Effective Date	December 1, 2018, or as mutually agreed by the Company and Executive and to supersede that Schedule appended to the Employment Agreement dated June 14, 2017
1.2 Positions	Vice President, Exploration Company representative as Manager, Clover Nevada
1.2 Principal Duties	See Schedule "B"
1.3 Reporting	CEO and Board, or its designate
1.4 Disclosed Investments and Offices	None
1.6 Office Location	until alternative is located in Elko or Spring Creek, NV, USA
2.1 Annual Salary	US$190,000
2.2 Benefits

Reimburse health insurance premiums paid by Executive up to (i) $1,000 per month, until such time as the Company can provide similar coverage; or (ii) $2,000 per month for a period of 12 months following a Change of Control.

When practically available, and as agreed to by the Company and the Executive, life insurance coverage of $500,000, AD&D, short and long-term disability insurance.

Kidnap and Ransom and SOS (emergency medical outside the United States) insurance shall also be maintained should the Executive be required to travel outside of Canada, the United States or countries in Western Europe, but is subject to availability at reasonable cost

2.3 Bonus	Target annual Bonus earnings if all objectives are met to be 40% of Annual Salary, with provision, at the full discretion of the Board, of up to 60% of Annual Salary for extraordinary accomplishment.
2.4 Initial Stock Option Grant

On June 13, 2017, or as soon as the Company is able to thereafter, 333,000 options at a strike price calculated as of the date of grant in accordance with applicable securities laws (the "Option Award"), to vest 1/4 on each of the first, second, third and fourth anniversaries of the date of the Option Award.

2.5 Restricted Shares

On June 13, 2017, or as soon as the Company is able to thereafter, 100,000 restricted shares, awarded in accordance with applicable securities laws (the "Restricted Share Award"), to vest 1/3 on each of the first, second, third and fourth anniversaries of the dated of the Restricted Share Award.

2.6 Annual Vacation Entitlement	20 days
2.7 Additional Perquisites

Cellular Smart Phone:  The Company shall provide the Executive with a cellular smart phone and data SIM card, and shall pay all costs related to such device.

Laptop/Tablet Computer:  The Company shall provide the Executive with a laptop/tablet.

Travel Points:  The Executive shall be entitled to all travel points earned for travel by the Executive in the performance of employment duties.

The Company will provide access to, and regular use of a field vehicle for work purposes; initially, and subsequently in absence of the availability of a suitable vehicle the Company will reimburse the Executive for mileage at the standard highway rate for miles driven on pavement plus cost of tires and routine maintenance, and at a rate of $0.70 USD/mile for driving off pavement.

In lieu of a contribution toward the Executive's 401k Plan, or until such time as a 401K Plan is implemented by the Company, the Company, will provide an annual payment, subject to requisite withholding obligations, beginning February 1, 2018 of US$8,000.  Subject to securities rules, and upon mutual agreement, this payment may be awarded in the form of SARs

4.1 Resignation Notice	6 weeks
4.2 Months of Salary on Without Cause Compensation ("Severance Period")

12 months in the event the Termination Date shall be greater than 12 months following the Effective Date.

6 months in the event the Termination Date shall be less than 12 months following the Effective Date.

4.4 COC Months of Salary ("COC Severance Period")	24 months

Schedule "B" Principal Duties

Reporting to the Chief Executive Officer and the Board of Directors, responsibilities include design, management and supervision of exploration programs, owned or operated by the Company, with the following overall objectives:

  Alongside the executive team, develop strategies and exploration plans to maximize long-term shareholder return
  Together with the CEO, and CFO, review and prioritize all Company projects
  Develop and oversee plan of programs, budgets; ensure completion of agreed exploration programs safely, on time and within budget
    Direct supervision of Project managers
    Ensure completion of agreed exploration programs on time and within budget
    Supervise logistical planning
    Participate in field-based exploration activities as required
    Comply with Company protocols regarding exploration practice
    Ensure compliance of company projects with all Health, Safety and Sustainability requirements
  Supervise the Company's efforts to address and manage social license and legal issues, maintain regulatory contacts and interactions at a senior level and maintaining the appropriate political contacts in Nevada and elsewhere as projects advance through advanced exploration and development stages.
  Supervise the environmental studies and permitting activities undertaken for the Corporation
  Contribute to the sourcing of project opportunities in the United States and elsewhere
    Identification of "discovery-stage" opportunities
    Formulation of earlier stage strategic alliances
  Ensure the Company's claims and other land holdings are kept in good standing
  Represent the Company as required
    Stakeholder discussions and negotiations
    Exploration forums
    Communication with exploration contacts
    Presentations to technical and investment audiences

The Executive also has a mandate to work with the CEO in the development and implementation of strategic leadership and vision for the Company's business.

Amendment 1 to the Employment Agreement dated June 7, 2017

between Clover Nevada II LLC and Vance Spalding

Effective Date: January 1, 2019

Section 2.2 Benefits

The first sentence that reads, "Reimburse health insurance premiums paid by Executive, or alternatively provide similar coverage" shall be changed to "Provide (i)$1,000 per month stipend for health insurance until such time as the Company can provide health insurance equivalent to that which Executive had on June 7, 2017, or (ii) $2,000 per month for a period of 24 months following a Change of Control."

IN WITNESS WHEREOF the parties have executed this Amendment November 15, 2018.

John Wenger, CFO, Contact Gold Inc.

Signature:______________________________________________

Date:__________________________________________________

Vance Spalding, VP Exploration, Contact Gold Inc.

Signature:______________________________________________

Date:__________________________________________________